Exhibit 1-KPMG Statement

September 17, 2012

SEI Liquid Asset Trust

c/o SEI Investments Management Corp.

One Freedom Valley Drive

Oaks, PA 19456

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of SEI Liquid Asset Trust’s (the Trust) NT-N-SAR/A filing on Form 12b-25 to be filed on or about September 17, 2012, which revises the Trust’s previous NT-N-SAR filing notifying the SEC of the Trust’s inability to file its Form N-SAR by August 29, 2012. We have read the Trust’s statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our internal control report as of and for the year ended June 30, 2012, to be included in its Form N-SAR filing.

Very truly yours,

/s/ KPMG LLP